UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report: (Date of Earliest Event Reported): February 9, 2024

THE ARENA GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

delaware	001-12471	68-0232575
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 VESEY STREET, 24TH FLOOR
NEW YORK, new york	10281
(Address of principal executive offices)	(Zip code)

212-321-5002

(Registrant’s telephone number including area code)

(Former name or former address if changed since last report)

Securities registered pursuant in Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AREN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On February 14, 2024, The Arena Group Holdings, Inc. (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with Simplify Inventions, LLC (“Simplify”), pursuant to which the Company agreed to sell and issue to Simplify in a private placement (the “Private Placement”) an aggregate of 5,555,555 shares (the “Private Placement Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of $2.16 per share, a price equal to the 60-day volume weighted average price of the Common Stock.

The Private Placement closed on February 14, 2024 and the Company received net proceeds from the Private Placement of approximately $12.0 million. The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The information contained above under Item 1.01, to the extent required by Item 3.02 of Form 8-K, is hereby incorporated by reference herein. Based in part upon the representations of Simplify in the Subscription Agreement, the offer and sale of the Private Placement Shares was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws. The Private Placement Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements. The sale of the Private Placement Shares did not involve a public offering and was made without general solicitation or general advertising. Simplify represented that it is an accredited investor, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that it is acquiring the Private Placement Shares for investment purposes only and not with a view to any resale, distribution or other disposition of the Private Placement Shares in violation of the U.S. federal securities laws.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 5.01. Changes in Control of Registrant.

The information contained above under Item 1.01, to the extent required by Item 5.01 of Form 8-K, is hereby incorporated by reference herein.

Pursuant to the Subscription Agreement, Simplify acquired 5,555,555 newly issued shares of Common Stock. Prior to the consummation of the Private Placement, the Company’s public stockholders held a majority of the outstanding shares of Common Stock. Following the issuance of the Private Placement Shares to Simplify, Simplify owns approximately 54.5% of the outstanding shares of Common Stock. As a result, Simplify has the ability to determine the outcome of any issue submitted to the Company’s stockholders for approval, including the election of directors. The funds used by Simplify to purchase the Private Placement Shares came from the working capital of Simplify.

There has been no change in the Company’s board of directors (the “Board”) in connection with the Private Placement and the issuance of the Private Placement Shares. However, as previously disclosed on the Company’s Registration Statement on Form S-4, filed with the SEC on February 9, 2024, the Company and Simplify have agreed to enter into a Nomination Agreement following the consummation of the transactions contemplated by that certain Business Combination Agreement, dated November 5, 2023, as amended, pursuant to which Simplify will have certain nomination rights with respect to members of the Board.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 9, 2024, the Board appointed Cavitt Randall as the Company’s Chief Executive Officer, effective February 13, 2024. Mr. Randall was previously appointed as Chairman of the Board on January 23, 2024. In connection with this appointment as Chief Executive Officer, Mr. Randall has agreed to an annual salary of $1.00.

Mr. Randall, 46, has served as the Chief Executive Officer of MBX Clearing LLC, an investment firm registered broker-dealer that self-clears at Option Clearing Corporation (OCC) since August 2022. Prior to joining MBX Clearing LLC, from August 2018 to August 2022, Mr. Randall was the Chief Operating Officer of SI Capital LLC prior to it changing its name to MBX Group LLC. Prior to SI Capital LLC, from June 2000 to August 2018, Mr. Randall held various executive roles at GE Capital including roles as the Senior Vice President. Mr. Randall has over twenty years’ experience in equity, options and debt trading and holds Series 24 (General Securities Principal), Series 57 (Securities Trader) and FINRA SIE licenses. Mr. Randall holds a Bachelor of Arts in Finance from Michigan State University.

There are no arrangements or understandings between Mr. Randall and any other persons pursuant to which he was selected as an officer of the Company, there are no family relationships among any of the Company’s directors or executive officers and Mr. Randall and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 7.01. Regulation FD Disclosure.

The Company is providing the below update on the status of its negotiations with ABG-SI LLC (“Authentic”) as of February 14, 2024 in relation to the Licensing Agreement, dated June 14, 2019, by and between the Company and Authentic (as amended to date, the “Licensing Agreement”). The below disclosures supersede any prior disclosure with respect to the Company’s negotiations with Authentic.

As previously reported, on January 2, 2024, the Company failed to make a quarterly payment due to Authentic, pursuant to the Licensing Agreement, of approximately $3.75 million. On January 18, 2024, Authentic notified the Company of its intention to terminate the Licensing Agreement, effective immediately, in accordance with its rights under the Licensing Agreement. Upon such termination, a fee of $45.0 million became immediately due and payable by the Company to Authentic pursuant to the terms and conditions of the Licensing Agreement.

The Company is continuing discussions with Authentic regarding a new licensing agreement. If the Company and Authentic are unable to reach a new Licensing Agreement, a termination agreement with respect to the existing Licensing Agreement would become necessary. No terms or conditions have yet been agreed upon between the Company and Authentic in connection with either agreement. There can be no assurance that any such agreements will be completed.

Further, on February 9, 2024, New Arena Holdco, Inc. (“Newco”), a wholly owned subsidiary of the Company, filed a Registration Statement on Form S-4 (File No. 333-276999) with the SEC, containing a combined proxy statement/prospectus relating to the Proposed Transaction (as defined below).

The information in this Item 7.01 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Subscription Agreement, dated February 14, 2024, by and between the Company and Simplify.
104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements including, but not limited to, statements related to the Company’s expectation that it will enter into a letter agreement or a termination agreement with Authentic. These forward-looking statements are based on management’s beliefs and assumptions and on information available to management as of the date they are made. However, investors should not place undue reliance on any such forward-looking statements because they speak only as of the date they are made. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the Company’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not necessarily limited to, those described in the Company’s filings with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify, Bridge Media Networks, LLC (“Bridge Media”), Newco and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company filed with the SEC a registration statement on Form S-4 on February 9, 2024 (File No. 333-276999) containing a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”). Additionally, the Company, Simplify and Newco will prepare and file a definitive Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the definitive Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company have or may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials that have or will be filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARENA GROUP HOLDINGS, INC.

Dated: February 14, 2024
	By:	/s/ Douglas B. Smith
	Name:	Douglas B. Smith
	Title:	Chief Financial Officer